UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Rosehill Resources Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

777385105
(CUSIP Number)

Geode Capital Management LP
One Post Office Square
20th Floor
Boston, MA 02109
Tel: (800) 777-6757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 777385105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GEODE DIVERSIFIED FUND, A SEGREGATED ACCOUNT OF GEODE CAPITAL MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER

SHARES		1,170,449

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		1,170,449

PERSON	10	SHARED DISPOSITIVE POWER

WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4
14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No. 777385105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Geode Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		1,170,449

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		1,170,449

PERSON	10	SHARED DISPOSITIVE POWER

WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4
14	TYPE OF REPORTING PERSON (See Instructions)

IA

EXPLANATORY NOTE: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the Class A Common Stock, par value $0.0001 per share (the "Common Stock") of Rosehill Resources, Inc., a Delaware corporation (the "Issuer). This Amendment No. 3 amends, as set forth below, the Schedule 13D filed by Geode Capital Management LP and certain related parties with respect to the Issuer on July 27, 2017 (the "Original Schedule 13D"), as most recently amended by Amendment No. 2 to Schedule 13D, filed on December 4, 2017. The items of the Original Schedule 13D, as amended, are further amended as described herein, and only those items amended are reported herein. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) are hereby amended and restated to read as follows:

(a) & (b)

Geode Diversified Fund
Amount beneficially owned:	1,170,449 (1)
Percent of class:	16.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		1,170,449 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		1,170,449 (1)

Geode Capital Management LP
Amount beneficially owned:	1,170,449 (1)
Percent of class:	16.4% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		1,170,449 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		1,170,449 (1)

(1)	The reported amount includes 385,062 shares issuable upon the exercise of Warrants, 739,131 shares issuable upon conversion of shares of Series A Preferred Stock and 46,256 shares of Common Stock.

(2)

Calculation is based upon 7,140,079 shares of Common Stock outstanding, which is the sum of: (i) 5,856,581 shares of Common Stock outstanding as of November 10, 2017, which is the total amount of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017, (ii) 385,062 shares of Common Stock that the Reporting Persons can acquire upon exercise of Warrants, (iii) 739,131 shares of Common Stock that the Reporting Persons can acquire upon conversion of shares of Series A Preferred Stock, and (iv) 159,305 shares of Common Stock received by the Fund upon conversion of 1,832 shares of Series A Preferred Stock on October 5, 2017 and October 16, 2017 which have not been included in the number of shares stated in clause (i) of this paragraph.

The Fund is the record holder (and may be deemed to be the beneficial owner) of 385,062 Warrants, which are exercisable for 385,062 shares of Common Stock, and 8,500 shares of Series A Preferred Stock, which are convertible into 739,131 shares of Common Stock. Each of the Reporting Persons may be deemed to be beneficial owners of the above-referenced 1,170,449 shares of Common Stock, and exercises ultimate voting and investment powers over these securities.

(c)

Exhibit C hereof sets forth the transactions by the Reporting Persons in the securities of the Issuer from the date of the most recent filing of Schedule 13D up through the date hereof. Except as otherwise disclosed in Exhibit C, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the date of the most recent filing of Schedule 13D up through the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2017
Dated

Geode Diversified Fund, a segregated account
of Geode Capital Master Fund Ltd.

By: Geode Capital Management LP, its
investment manager

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

Geode Capital Management LP

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No 3 to the Original Schedule 13D, and any further amendments thereto, signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Geode Diversified Fund, a segregated account
of Geode Capital Master Fund Ltd.

By: Geode Capital Management LP, its
investment manager

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

Geode Capital Management LP

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

Exhibit C

Schedule of Transactions

Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd.

Trade Date	Security Name	Amount Bought (Sold)	Avg. Fill	Where and How Effected
12/04/2017	ROSEHILL RESOURCES INC WRT 11.5 09/16/22	(100,000)	1.025	Open Market
12/05/2017	ROSEHILL RESOURCES INC	(409)	8.937	Open Market
12/06/2017	ROSEHILL RESOURCES INC WRT 11.5 09/16/22	(531,256)	1.0008	Open Market
12/07/2017	ROSEHILL RESOURCES INC WRT 11.5 09/16/22	(50,000)	1.000	Open Market